Term sheet dated May 3, 2007	Filed pursuant to Rule 433
To preliminary prospectus dated May 3, 2007,	File No. 333-142570
May 3, 2007

SAVVIS, Inc.

$300,000,000

3% Convertible Senior Notes due May 15, 2012

Issuer:	SAVVIS, Inc.

Ticker / Exchange:	SVVS / NASDAQ Global Market

Title of securities:	3% Convertible Senior Notes due May 15, 2012

Aggregate principal amount offered:	$300 million

Principal amount per note:	$1,000

Issue price:	100%

Over-allotment option:	$45 million

Aggregate underwriting compensation:	$7.5 million (assuming no exercise of the underwriters’ over-allotment option)

Interest rate:	3% per year, accruing from May 9, 2007.

Conversion premium:	Approximately 42.5% over the closing price on NASDAQ Global Market of $49.39 on May 3, 2007

Conversion price:	Approximately $70.38 per share of common stock

Conversion rate:	14.2086 shares of common stock per $1,000 principal amount of notes (subject to adjustment)

Settlement upon conversion:	In lieu of shares of common stock, the Issuer may deliver cash or a combination of cash and shares of common stock.

Conversion trigger price:	The conversion trigger price immediately following issuance of the notes will be $84.46, which is 120% of the initial conversion price for the notes per share of common stock.

Free convertibility period:	A holder may convert its notes at any time on or after February 15, 2012 through the business day immediately preceding May 15, 2012.

Trustee:	The Bank of New York

Interest payment dates:	May 15 and November 15 of each year, beginning November 15, 2007

Maturity date:	May 15, 2012

Put dates:	None

Dividend protection:	Full dividend protection via a conversion rate adjustment

Repurchase at the option of the holder upon change in control or termination of trading:

Upon a change in control or termination of trading, the holders may require the Issuer to repurchase for cash all or a portion of their notes at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any.

Ranking:	Senior unsecured

Use of proceeds:

The Issuer estimates that the net proceeds will be approximately $292,100,000 million, or approximately $335,975,000 million if the Underwriters exercise their option in full to purchase additional notes, in each case, after deducting underwriting discounts and estimated offering expenses.

The Issuer expects to use the net proceeds from this offering for general corporate purposes, which may include refinancings of existing debt, capital expenditures, and acquisitions. Pending its use of the net proceeds from this offering, the Issuer intends to invest the proceeds in interest-bearing, investment-grade securities.

Listing:	There is no plan to list the notes on any securities exchange or to include them in any automated quotation system.

Trade date:	May 3, 2007

Settlement date:	May 9, 2007

CUSIP:	805423AA8

ISIN NUMBER:	US805423AA82

Joint book-running managers :	Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co.

Co-managers:	Banc of America Securities LLC and Lehman Brothers Inc.

Adjustment to conversion rate upon a make-whole change in control:

Holders who convert their notes in connection with a make-whole change in control will be, under certain circumstances, entitled to a make-whole premium in the form of an increase in the conversion rate for notes surrendered for conversion in connection with such make-whole change in control. The following table sets forth the stock price, effective date and number of make-whole shares to be added to the conversion rate per $1,000 principal amount of the notes.

	Effective Date
Stock Price	May 9, 2007	May 15, 2008	May 15, 2009	May 15, 2010	May 15, 2011	May 15, 2012
$49.39	6.0384	6.0384	6.0384	6.0384	6.0384	6.0384
$55.00	4.9494	4.8198	4.6158	4.3616	4.0482	3.9732
$60.00	4.2042	4.0340	3.7830	3.4582	3.0111	2.4581
$70.00	3.1391	2.9274	2.6333	2.2456	1.6829	0.0771
$80.00	2.4348	2.2127	1.9148	1.5263	0.9754	0.0000
$90.00	1.9484	1.7315	1.4487	1.0881	0.6035	0.0000
$100.00	1.6002	1.3957	1.1357	0.8131	0.4068	0.0000
$110.00	1.3431	1.1540	0.9188	0.6354	0.3001	0.0000
$120.00	1.1479	0.9748	0.7638	0.5163	0.2392	0.0000
$130.00	0.9961	0.8384	0.6496	0.4335	0.2017	0.0000
$140.00	0.8754	0.7319	0.5629	0.3735	0.1765	0.0000
$150.00	0.7779	0.6474	0.4959	0.3289	0.1585	0.0000
$175.00	0.6005	0.4971	0.3798	0.2542	0.1275	0.0000
$200.00	0.4821	0.3989	0.3060	0.2076	0.1067	0.0000
$225.00	0.3976	0.3296	0.2543	0.1745	0.0908	0.0000
$250.00	0.3342	0.2779	0.2155	0.1492	0.0782	0.0000

The exact stock prices and effective dates may not be set forth in the applicable table, in which case:

•

if the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the make-whole shares issued upon conversion of the notes will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock prices and/or the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is in excess of $250.00 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the table above), no make-whole shares will be issued upon conversion of the notes; and

•

if the stock price is less than $49.39 per share of common stock (subject to adjustment in the same manner as the stock prices set forth in the table above), no make-whole shares will be issued upon conversion of the notes.

The conversion rate of the notes shall not exceed 20.2470 per $1,000 principal amount of such notes, subject to adjustment in the same manner as the conversion rate.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated at 1-866-718-1649 or Goldman, Sachs & Co. at 866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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